News Release	May 2, 2005	[1]

YAMANA ANNOUNCES COMPLETION OF FEASIBILITY STUDY FOR SÃO VICENTE

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce the following:

•	Completion of the feasibility study for its São Vicente Gold Project
•	Increase in reserves of 26%
•	Increase in forecast gold production of 25% to 174,380 ounces
•	Stand alone mine plan for an initial four years
•	Potential for further upside through mine site exploration

SÃO VICENTE FEASIBILITY STUDY AND RESERVE ESTIMATE

Yamana is pleased to report on the feasibility study results for its São Vicente gold project in Mato Grosso State, Brazil. The feasibility study and capital and operating cost estimates were prepared by Minerconsult Engenharia Ltda (“Minerconsult”) and incorporates specific data supplied by Independent Mining Consultants, Inc. (“IMC”), Kappes, Cassiday and Associates (“KCA”) and Metago. The resources and reserves model was updated by Geoexplore Consultoria e Servicos (“GCS”) and audited by Geosystems International (“GSI”) and the mine plan was prepared by IMC.

The feasibility study was initiated and completed based on prior data and before the current exploration effort was started at São Vicente.

•	Reserves
•	Proven and probable gold reserves at São Vicente have increased by 26% to 202,700 ounces from the previous feasibility estimate of 161,000 ounces, summarized as follows.

	Ore	Total Au	Total Au
Ore Source	Ktonnes	(g/t)	Ounces
			(000's)

Open Pit Mining
Proven Mineral Reserve	3,533	1.054	119.7
Probable Mineral Reserve	2,348	1.083	81.8

Open Pit Total	5,881	1.066	201.5

Stockpile Reclaim (Probable)	123	0.298	1.2

Total Mineral Reserve	6,004	1.050	202.7

•	Total measured and indicated resources at São Vicente, including the above reserves, total 396,000 ounces (12.46 million tonnes at 0.99g/t assuming a 0.3 g/t cutoff). Additional inferred resources amount to 0.21 million tonnes at an average grade of 0.53g/t assuming the same cutoff.

News Release	May 2, 2005	[2]

•	Gold Production
•	Total gold production has increased by approximately 25% from the prior feasibility study estimate to 174,380 ounces. This includes some production from existing tailings. A breakdown of the gold production is summarized as follows.

Year	Ore (t)	Grade	Reserve (oz	Overall	Expected Gold
		(g/t)	of Au)	Recovery (%)	Production (oz)

1	1,800,000	1.273	73,360	81	59,670

2	1,800,000	1.185	68,580	81	55,550

3	1,800,000	0.852	49,310	81	39,940

4	604,000	0.573	11,130	81	9,010

Total/Average	6,004,000	1.050	202,680	81	164,170

•	Additional production from tailings is summarized as follows.

Year	Tails (t)	Grade	Reserve	Recovery	Expected Gold
		(g/t)	(oz of gold)	(%)	Production (oz)

1	252,000	0.36	2,920	70	2,040

2	252,000	0.36	2,920	70	2,040

3	252,000	0.36	2,920	70	2,040

4	504,000	0.36	5,830	70	4,080

Total/Average	1,260,000	0.36	14,580	70	10,210

•	Production estimates as provided above do not incorporate the start up leach cycle which will cause production in year 1 to vary from the estimate. The guidance provided towards the end of this press release assumes lower production in 2006, although a full first year of production will be consistent with the feasibility study.
•	The recoveries assumed above are an average. Recoveries will vary with grade mined and may be higher in early years and lower in the last year of production.

•	Economic Parameters
•	At a 5% discount rate and a US$375/oz gold price, the after-tax NPV is US$12.1 million increasing to US$18.6 million at a gold price of US$425 per ounce gold.
•	After-tax internal rate of return of approximately 34.1% increases to 48.9% at US$425 per ounce gold.

•	Capital Costs
•	Capital expenditures are summarized as follows.
US$ million

Facilities (including equipment, materials and earth moving)	$11.23
Mine Equipment	$ 4.82
Preproduction and Reinvestments	$ 2.80
Contingencies	$ 1.60
Working Capital	$ 0.20

Total	$20.65

News Release	May 2, 2005	[3]

•	Capital costs now also include items that enhance overall project economics, the most notable of which are the power line to connect to the national grid.

•	Operating Costs
•	Average LOM total operating costs, including refining and G&A, are projected to be US$3.85 per tonne of ore (main ore and old tailings) and include the following:
•	mining costs of approximately US$0.66 per tonne of material or US$1.64 per tonne of ore based on an average stripping ratio of approximately 2.49 to 1;
•	processing costs, including laboratory services and support, of US$1.66 per tonne of ore; and
•	G&A and ongoing environmental costs of US$0.16 per tonne.
•	LOM cash operating costs including sales royalty tax are projected to be US$160 per ounce gold.
•	Recent increases in crushing costs and prices for heap leach liners may increase these costs slightly.
•	The exchange rate assumed in the feasibility study was $R3:US$1. In the event that the exchange rate remains around $R2.6:US$1, estimated cash costs per ounce will increase by approximately 10% to 15% to a range of US$175 to $185 per ounce.

•	Operating Parameters and Mining Plan
•	Up to 1.8 million tonnes of main ore material will be mined annually to produce a total of 6.0 million tonnes of main ore at an average grade of 1.05 g/t Au, and up to 0.5 million tonnes of tailings will be processed annually to produce a total of 1.26 million tonnes of tails at a grade of 0.36g/t Au.
•	Projected total recoveries average 81% for main ore and 70% for tailings.
•	The mine will be operated by Yamana on an owner-operator basis.

•	Existing Infrastructure
•	Access is available by state and internal roads and by air at an onsite air strip.
•	Access road being improved to São Francisco Mine at 50Km distance.
•	Buildings including shops, warehouses, offices and a sample preparation and process control laboratory.
•	Homes, dormitories, a school, a maintenance garage, laboratory and other basic facilities at São Vicente project.
•	Pilot processing plant is to be built on site in mid 2005. Neighbouring São Francisco currently has two of such pilot plants.
•	Water is readily available from nearby sources.

•	General Overview
•	This positive feasibility study is an update to a prior preliminary study completed by Watts, Griffis and McOuat Limited in July, 2003.
•	Financial assumptions include a foreign exchange rate of 3.0 Reals per 1.0 United States dollar.
•	The feasibility study supports the conclusion that São Vicente can be constructed as a stand alone project The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis. Total production between São Francisco and São Vicente is now projected to be 990,000 ounces of gold.
•	The feasibility economic analysis incorporates an effective tax rate of approximately 15.3% for the life of the project. Tax incentives that are in place in the State of Mato Grosso and conventional tax and corporate structures commonly available to mining companies in Brazil reduce the overall tax rate to this level.

News Release	May 2, 2005	[4]

•	The feasibility study was prepared by Minerconsult under the direction of Olimpio Ribeiro Salgado, Professional Engineer. The reserves and resources model was audited by GSI under the direction of Mario Rossi. The mining plan and capital and operating cost estimates for mining were prepared by, and the NI 43-101 Report is being prepared by IMC under the direction of Michael Hester. Both Mr. Rossi and Mr. Hester are Independent Qualified Persons as defined by National Instrument 43-101.

CONSTRUCTION DECISION

The São Vicente feasibility study was initiated prior to the current exploration effort at São Vicente. The objective was to provide a supplement to the São Francisco feasibility study (released in November 2004) and determine whether or not São Vicente should be treated on a combined basis with São Francisco as originally contemplated or built as a stand alone operation.

Given positive results to date from continuing exploration, Yamana has decided to defer a formal construction decision pending further exploration results expected by July 2005. With further exploration successes, the possibility exists for an enhanced operation combining open pit and underground mining. Yamana expects that a further update on a construction decision for São Vicente would be made this summer at which time Yamana will either decide to proceed with the mine plan as outlined in this feasibility study or update the mine plan to incorporate a bigger open pit as well as an underground operation.

GUIDANCE UPDATE

In a press release dated January 6, 2005, Yamana provided production guidance excluding São Vicente. With the addition of São Vicente, based on the results of the feasibility study, 2006 and 2007 production estimates would be as follows:

	2006E	2007E

Gold Production Estimates	290-320,000	430-457,000
Average Projected Total Cash Cost	$185-$195	$165-$180

These production and cash cost levels assume the construction of São Vicente in the latter half of 2005 with production starting in early 2006. However, as noted above, the decision to proceed with São Vicente will not be made until this summer and with further exploration successes an update to the feasibility study would likely be required thereby deferring construction to the end of the year or into 2006.

News Release	May 2, 2005	[5]

GENERAL COMMENTS

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer, stated, “We are pleased with the positive results of the feasibility study for São Vicente. This project has a robust after-tax IRR of 34% at a modest gold price of US$375 per ounce. While Yamana had undertaken this feasibility study it continued with an exploration campaign whose results suggest the potential for a considerable larger operation. We will defer a formal production decision for São Vicente until this exploration effort is completed. With construction now well underway on São Francisco and Chapada and production from our two mines, Fazenda Brasileiro and Fazenda Nova, our planned gold production will significantly increase in 2005 and over the following two years, added to which will be copper production starting in 2007. In addition, we are committed to an extensive exploration program on our more than 900,000 hectares of highly prospective mineral concessions in Brazil.”

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact:

Peter Marrone	Antenor Silva
President & Chief Executive Officer	Chief Operating Officer
(416) 815-0220	(416) 815-0220
E-mail: investor@yamana.com	E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.